Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

January 6, 2023

Re:	Oculis Holding AG Amendment No. 1 to Registration Statement on Form F-4 Filed December 12, 2022 File No. 333-268201

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Li Xiao Daniel Gordon Daniel Crawford Ada D. Sarmento

Ladies and Gentlemen:

On behalf of our client, Oculis Holding AG, (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated December 20, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement on Form F-4 (“Amendment No. 2”) together with this response letter. Amendment No. 2 also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4 Filed December 12, 2022

Material Tax Considerations

United States Federal Income Tax Considerations to U.S. Holders, page 165

1.	We note that you intend to provide a tax opinion concerning the tax treatment of the EBAC Mergers. Please remove any statement in this section that assumes the material tax consequences at issue (e.g., “Assuming that the EBAC Mergers qualify as an F Reorganization...”). Refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 166 and 171 of Amendment No. 2.

Business of Oculis and Certain Information about Oculis, page 197

2.	We note your revisions in response to prior comment 8. Please also revise the disclosure on pages 199 and 209 stating that OCS-02 would become the first approved topical biologic to treat DED and uveitis if approved today to remove any implication that your product candidates have been proven effective or will receive regulatory approval.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 199 and 209 of Amendment No. 2.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal
Derek Dostal

cc

Eduardo Bravo Fernandez de Araoz, Principal Executive Officer

Riad Sherif, Principal Financial and Accounting Officer

Michael Davis, Davis Polk & Wardwell LLP

Michal Berkner, Cooley LLP

Divakar Gupta, Cooley LLP